Exhibit 99.1
VisionChina Media Inc. Announces Second Quarter 2010 Results
Total revenues grow 36% sequentially to $31.8 million, exceeding previously provided guidance
Non-GAAP net loss narrowed to US$2.3 million, compared to a non-GAAP net loss of
US$8.1 million in the first quarter of 2010
Non-recurring, non-cash impairment charge taken for certain acquired assets
BEIJING, July 27, 2010 — VisionChina Media Inc. (“VisionChina Media” or the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced its unaudited financial results for the second quarter ended June 30, 2010.
Key Quarterly Financial and Operating Data for the Second Quarter of 2010
•
Total revenues in the second quarter of 2010 were $31.8 million, an increase of 3.3% from $30.8 million in the second quarter of 2009 and an increase of 36.0% from $23.4 million in the first quarter of 2010; the Company had previously provided guidance that its advertising service revenues for the second quarter of 2010 were expected to be no less than $29.5 million.

•	Gross profit in the second quarter of 2010 was $3.1 million, compared to a gross loss in the first quarter of 2010 of $4.5 million.

•
Operating loss in the second quarter of 2010 was $95.5 million due to a non-recurring, non-cash impairment charge of $89.1 million, as the result of a write-down of goodwill and intangibles associated with three of the six agencies acquired by the Company in 2008. The remaining three agencies continue to perform in line with expectations and are not subject to this impairment charge.

•	Net loss attributable to VisionChina Media shareholders in the second quarter of 2010 was $93.2 million, compared to $11.6 million in the first quarter of 2010.

•
Net loss attributable to VisionChina Media shareholders in the second quarter of 2010, excluding share-based compensation expenses, amortization of intangible assets, impairment loss and income tax credit in connection with the impairment loss (non-GAAP), was $2.3 million, compared to $8.1 million in the first quarter of 2010.

•	Net operating cash outflow was $14.0 million in the second quarter of 2010. The Company had cash and cash equivalents of $65.6 million as of June 30, 2010.

•	Network capacity, as measured by total broadcasting hours in the Company’s network, reached 47,928 hours in the second quarter of 2010, compared to 47,400 hours in the first quarter of 2010.

•	As of June 30, 2010, the Company’s advertising network covered 23 cities and included 125,269 digital displays on buses, subway trains and platforms as well as other platforms.

•	Average advertising revenue per broadcasting hour in the second quarter of 2010 was $636, an increase of 34.8% from $472 per broadcasting hour in the first quarter of 2010.

•
The Company sold an average of 6.34 advertising minutes per broadcasting hour in the Company’s network in the second quarter of 2010, compared to 5.01 advertising minutes per broadcasting hour in the first quarter of 2010.

Mr. Limin Li, VisionChina Media’s chairman and chief executive officer, commented, “I am very proud of our sales teams, whose diligent efforts enabled us to surpass our total revenue guidance this quarter. We saw particular improvement in Shanghai, where our sales teams were able to more than double revenue from the previous quarter and continue to increase average price per minute of advertising sold. Our strong growth this quarter also reflects an overall shift in revenue contribution, as revenues from advertising on our subway trains and platforms is becoming an increasingly larger share of our business. During this quarter, almost half of our revenue was generated from advertising on subway trains and platforms, compared to approximately 20% in the same period of 2009. We also expect revenues from subway trains and platforms to continue to increase as a result of the recently announced renewal of our exclusive five-year contract with Beijing’s subway system.”
Scott Chen, VisionChina Media’s chief financial officer, added, “The second quarter marked a strong rebound for VisionChina Media. We generated gross profit of $3.1 million and narrowed our quarterly net loss to $2.3 million on a non-GAAP basis, reflecting the continued ramp up of advertising networks from our acquisition of Digital Media Group in 2009 as well as stronger overall advertising sales. On a GAAP basis, we recorded a non-recurring, non-cash impairment charge of $89.1 million as a result of a write-down of goodwill and intangibles associated with three of the six agencies acquired by the company in 2008. As we further develop our advertising network on subway trains and platforms, we are optimistic about continued growth in the third quarter of this year.”
Second Quarter 2010 Results
VisionChina Media’s total revenues were $31.8 million in the second quarter of 2010, an increase of 3.3% from $30.8 million in the second quarter of 2009 and an increase of 36.0% from $23.4 million in the first quarter of 2010. The Company had previously provided guidance that its advertising service revenues for the second quarter of 2010 were expected to be no less than $29.5 million.
Total broadcasting hours in the Company’s network in the second quarter of 2010 increased to 47,928 hours, compared to 34,399 hours in the second quarter of 2009 and 47,400 hours in the first quarter of 2010.

Average advertising revenue per broadcasting hour was $636 in the second quarter of 2010, compared to $865 per broadcasting hour in the second quarter of 2009 and $472 per broadcasting hour in the first quarter of 2010. On average, the Company sold 6.34 advertising minutes per broadcasting hour in the second quarter of 2010, compared to 6.40 advertising minutes per broadcasting hour in the second quarter of 2009 and 5.01 advertising minutes per broadcasting hour in the first quarter of 2010.
During the second quarter of 2010, 614 advertisers purchased advertising time on the Company’s advertising network either directly or through advertising agents, compared to 274 advertisers in the second quarter of 2009 and 419 advertisers in the first quarter of 2010. In the second quarter of 2010, the Company sold a total of 303,812 advertising minutes in its network compared to 220,063 minutes in the second quarter of 2009 and 237,563 minutes in the first quarter of 2010.
Media cost, the most significant component of advertising service costs, was $23.3 million in the second quarter of 2010, representing 81.2% of total advertising service costs, compared to $11.7 million, or 81.4% of total advertising service costs in the second quarter of 2009 and $22.8 million, or 81.8% of total advertising service costs in the first quarter of 2010.
Gross profit in the second quarter of 2010 was $3.1 million, compared to gross profit of $16.4 million in the second quarter of 2009 and a gross loss of $4.5 million in the first quarter of 2010. Advertising service gross margin was 9.8% in the second quarter of 2010, compared to 53.3% in the second quarter of 2009 and negative 19.4% in the first quarter of 2010.
Selling and marketing expenses were $7.0 million in the second quarter of 2010, an increase of 5.3% from $6.7 million in the second quarter of 2009 and an increase of 17.2% from $6.0 million in the first quarter of 2010. Selling and marketing expenses represented 22.2% of the Company’s advertising service revenues in the second quarter of 2010 compared to 21.7% in the second quarter of 2009 and 25.7% in the first quarter of 2010.
General and administrative expenses were $2.4 million in the second quarter of 2010, an increase of 10.5% from $2.1 million in the second quarter of 2009 and an increase of 16.9% from $2.0 million in the first quarter of 2010.
Loss from equity method investments amounted to $0.09 million in the second quarter of 2010, compared to a $0.23 million loss in the second quarter of 2009 and a $0.03 million gain in the first quarter of 2010.
Operating loss was $95.5 million in the second quarter of 2010, compared with operating profit of $7.4 million in the second quarter of 2009 and operating loss of $12.5 million in the first quarter of 2010. The operating loss in the second quarter of 2010 was primarily due to a non-recurring, non-cash impairment loss of $89.1 million as the result of the write-down of goodwill and intangibles assets in connection with three of the six agencies acquired by the Company in 2008. The Company has identified uncertainty in future revenue from these acquired agencies which has led to this impairment charge. The remaining three acquired agencies are not subject to this impairment charge.

The Company recorded net interest expenses of $0.7 million in the second quarter of 2010, compared to net interest income of $0.3 million in the second quarter of 2009 and net interest expenses of $0.8 million in the first quarter of 2010.
Net loss attributable to VisionChina Media shareholders was $93.2 million in the second quarter of 2010. The net loss in the second quarter of 2010 was primarily due to the non-recurring, non-cash impairment charge of $89.1 million. Basic and diluted net losses per share (GAAP) attributable to VisionChina Media shareholders in the second quarter of 2010 were both $1.15.
Net loss attributable to VisionChina Media shareholders excluding share-based compensation expenses, amortization of intangible assets, impairment loss and income tax credit in connection with the impairment loss (non-GAAP) in the second quarter of 2010 was $2.3 million compared to a net profit of $8.9 million in the second quarter of 2009 and net loss of $8.0 million in the first quarter of 2010.
The Company recorded an income tax credit of $3.5 million in the second quarter of 2010, including a $1.8 million tax credit arising from impairment loss.
As of June 30, 2010, the Company had 125,269 digital television displays in its network, compared to 123,592 as of March 31, 2010.
As of June 30, 2010, the Company had 785 employees, compared to 808 employees as of March 31, 2010.
The Company had cash and cash equivalents of $65.6 million as of June 30, 2010, a decrease of $23.5 million from $89.1 million as of March 31, 2010. The Company’s net cash used in operating activities was $14.0 million in the second quarter of 2010.
Depreciation and amortization was $4.4 million and capital expenditures were $1.1 million in the second quarter of 2010.
Recent Developments
On July 2, 2010, the Company completed the previously announced issuance and sale of an aggregate of 4,006,474 common shares of the Company at an aggregate subscription price of US$12.9 million to Mr. Limin Li, the chairman and chief executive officer of the Company, Ms. Yanqing Liang, a director of the Company, certain employees of the Company and other investors, including affiliates of Milestone Capital Partners, an existing investor in the company.
On July 14, 2010, the Company announced the renewal and extension of its exclusive contract with Beijing’s subway system, which enables the Company to continue to operate its subway mobile digital television and advertising network in Beijing on an exclusive basis for the next five years.

Business outlook
The Company estimates total revenues, which consist of advertising service revenues only, in the third quarter of 2010 to be between $36.7 million and $39.7 million. Third quarter 2010 net income attributable to VisionChina Media shareholders excluding share-based compensation expenses and amortization of intangible assets (non-GAAP) is expected to be between a net loss of $1.1 million and a profit of $0.8 million.
These estimates are based on an exchange rate of RMB6.8086 per US$1.00.
The Company noted that its guidance is based on its current network of 23 cities that, as of the date of this press release, have already been secured by contracts. If the Company’s network expands to additional cities, either organically or through acquisitions, management’s forecast could be affected.
Conference Call
VisionChina’s management will hold an earnings conference call at 8:00 PM U.S. Eastern Time on July 27, 2010 (8:00 AM Beijing/Hong Kong Time on July 28, 2010).
Dial-in details for the earnings conference call are as follows:
U.S. Toll Free: +1-866-788-0543
Hong Kong: +852-3002-1672
International: +1-857-350-1681
Passcode for all regions: VisionChina Earnings Call
A replay of the conference call may be accessed by phone at the following numbers until August 26, 2010.
U.S. Toll Free: +1-888-286-8010
International: +1-617-801-6888
Passcode: 27902491
Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of VisionChina Media’s website at http://www.visionchina.cn/.

About VisionChina Media Inc.
VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways, that reaches over 40 million viewers each day in China, according to CTR Market Research. As of June 30, 2010, VisionChina Media’s advertising network included 125,269 digital television displays on mass transportation systems in 23 of China’s economically prosperous cities, including Beijing, Shanghai, Guangzhou and Shenzhen. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports and other entertainment programming. For more information, please visit http://www.visionchina.cn .
Use of Non-GAAP Financial Measures
In addition to VisionChina Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP net income, excluding non-cash share-based compensation, amortization of intangible assets, impairment loss and income tax credit in connection with the impairment loss. The Company believes that the non-GAAP financial measures provide investors with another method for assessing VisionChina Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina Media’s liquidity and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:
In China:
Mrs. Helen Plummer
Investor Relations Officer
VisionChina Media Inc.
Phone: +86 139-1167-2124
Email: helen.plummer@visionchina.cn
Mr. Derek Mitchell
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6284
Email: derek.mitchell@ogilvy.com
In the United States:
Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1 (646) 460-9989
E-mail: jessica.cohen@ogilvypr.com

VISIONCHINA MEDIA INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in U.S. dollars)

	June 30,2010	March 31, 2010	December 31,2009
	(Unaudited)	(Unaudited)	(Note 1)
ASSETS
Current Assets:
Cash and cash equivalents	65,603,428	89,129,219	68,834,087
Restricted cash	68,213,854	79,739,409	64,368,455
Accounts receivable, net	37,537,576	32,552,008	37,050,076
Amounts due from related parties	4,221,908	4,294,676	4,334,472
Inventories	1,330,645	586,468	—
Prepaid expenses and other current assets	32,340,436	15,483,128	10,049,007
Deferred tax assets	1,742,232	1,063,462	41,309

Total current assets	210,990,079	222,848,370	184,677,406
Non-current Assets:
Restricted cash	293,746	—	—
Fixed assets, net	15,337,976	15,268,650	9,192,741
Investments under equity method	6,653,524	6,701,963	6,670,189
Other investments	2,671,363	2,660,617	2,660,189
Long-term prepayments and deposits	14,873,085	36,931,579	65,241,570
Intangible assets	88,939,025	99,486,621	11,455,972
Goodwill	139,006,604	215,267,001	109,017,669

Total non-current assets	267,775,323	376,316,431	204,238,330

TOTAL ASSETS	478,765,402	599,164,801	388,915,736

LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank loan	64,137,461	79,192,715	40,800,000
Accounts payable	4,839,654	9,786,927	2,311,224
Amounts due to related parties	1,553,018	1,252,255	213,029
Consideration payable	46,697,676	42,910,017	47,873,901
Income tax payable	417,392	1,356,685	2,411,156
Accrued expenses and other current liabilities	12,925,945	11,773,028	9,326,208

Total current liabilities	130,571,146	146,271,627	102,935,518
Non-current Liabilities:
Long-term bank loan	58,749,229	58,512,895	731,294
Consideration payable	29,446,977	39,994,078	9,330,085
Deferred tax liabilities	22,108,608	24,549,845	2,503,125

Total non-current liabilities	110,304,814	123,056,818	12,564,504

Total liabilities	240,875,960	269,328,445	115,500,022

Equity:
Common shares	7,996	7,992	7,214
Common shares to be issued	85	85	—
Additional paid-in capital	260,583,520	260,301,617	192,362,565
Accumulated (losses)/profits	-34,668,215	58,505,851	70,112,299
Accumulated other comprehensive income	11,522,509	10,582,580	10,499,278

Total VisionChina Media Inc. shareholders’ equity	237,445,895	329,398,125	272,981,356
Non-controlling interest	443,547	438,231	434,358

Total equity	237,889,442	329,836,356	273,415,714

TOTAL LIABILITIES AND EQUITY	478,765,402	599,164,801	388,915,736

Note1: Information extracted from the audited financial statements included in the 2009 Form 20-F of the Company filed with the Securities and Exchange Commission on June 23, 2010.

VISIONCHINA MEDIA INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousand U.S. Dollars, except number of shares and per share data)

	For three months ended
	June 30,	March 31,	June 30,
	2010	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Advertising service revenue	31,811	23,396	30,806
Total revenues	31,811	23,396	30,806
Cost of revenues:
Advertising service cost	-28,690	-27,939	-14,401
Total cost of revenues	-28,690	-27,939	-14,401

Gross profit/(loss)	3,121	-4,543	16,405
Operating expenses:
Selling and marketing	-7,049	-6,014	-6,692
General and administrative	-2,354	-2,013	-2,131
Impairment loss	-89,125	—	—

Total operating expenses	-98,528	-8,027	-8,823
(Loss)/gain from equity method investees	-91	31	-230

Operating profit (loss)	-95,498	-12,539	7,352
Interest income	542	556	343
Interest expense	-1,203	-1,363	—
Other (loss)/income	-457	7	-3

Net (loss) income before income taxes	-96,616	-13,339	7,692
Income tax benefits/(expenses)	3,448	1,734	-640

Net (loss) income	-93,168	-11,605	7,052
Net (income)/loss attributable to non-controlling interest	-5	-1	24

Net (loss) income attributable to VisionChina Media Inc. shareholders	-93,173	-11,606	7,076

Net (loss) income attributable to VisionChina Media Inc. shareholders per share:
Basic	-1.15	-0.14	0.10
Diluted	-1.15	-0.14	0.10

Shares used in computation of net income (loss) attributable to VisionChina Media Inc. shareholders per share:
Basic	80,781,208	80,544,635	71,468,554
Diluted	81,166,850	81,325,320	72,383,487

Share-based compensation expenses during the related periods included in:
Cost of revenues	-26	-26	-7
Selling and marketing expenses	-85	-154	-988
General and administrative expenses	-130	-121	-129

Total	-241	-301	-1,124

Reconciliation from GAAP net (loss) income attributable to VisionChina Media Inc. shareholders to Adjusted Non-GAAP net income (loss) attributable to VisionChina Media Inc. shareholders:
Net (loss) income attributable to VisionChina Media Inc. shareholders (GAAP)	-93,173	-11,606	7,076
Add back share-based compensation expenses during the related periods	241	301	1,124
Add back intangible assets amortization expenses during the related periods	3,252	3,251	689
Add back impairment losses of goodwill and intangible assets in the related period	89,125	—	—
Subtract tax credit in connection to impairment of intangible assets	-1,763	—	—

Net (loss) income attributable to VisionChina Media Inc. shareholders (Non-GAAP)	-2,318	-8,054	8,889